

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 7, 2008

Via U.S. Mail

Ms. Sharilyn S. Gasaway
Chief Financial Officer
Alltel Corporation
One Allied Drive
Little Rock, AK 72202

      RE: **Alltel Corporation**
                  Form 10-K for Fiscal Year Ended December 31, 2007
                  Filed March 20, 2008
                  File No. 001-04996

Dear Ms. Gasaway:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page F-5

1. We note your presentation and discussion of the 2007 combined results by adding the operating results of the Predecessor period of January 1, 2007 to November 15, 2007 and the Successor period of November 16, 2007 to December 31, 2007 notwithstanding your disclosures that the presentation does not comply with GAAP and the two stub periods represent two different historical cost bases of accounting. Since your combined financial information was derived from merely combining financial information in the pre- and post- transaction periods without reflecting all relevant pro forma adjustments as required by Article 11 of Regulation S-X, we believe that such presentation and discussion is inappropriate. Instead, you should discuss your results of operations on a historical basis for each period presented. If you determine that a supplemental discussion in MD&A based on pro forma financial information is appropriate and will enhance the historical discussion, then the pro forma financial information should be prepared for the years ended December 31, 2007 and 2006 in accordance with Article 11 of Regulation S-X and be included in the filing. Also, disclosure should be provided to explain how the pro forma presentation was derived, why you believe the presentation to be useful, and any potential risks associated with using such presentation.

Financial Condition, Liquidity and Capital Resources, page F-20

Cash Flows from Financing Activities – Continuing Operations, page F-21

2. You state that your senior secured credit facilities require that you maintain a ratio based on Consolidated EBITDA. You also disclose that covenants in ACI's senior secured credit facilities contain ratios based on Adjusted EBITDA. It is unclear to us whether you are referring to the same covenants and whether Consolidated EBITDA, as defined by the credit agreement, is the same as Adjusted EBITDA, as presented at page F-25. If these represent separate covenants and calculations, you should provide separate discussions of each of these requirements in future filings, including the following:

   - Describe the Adjusted EBITDA or Consolidated EBITDA requirements under your credit agreements;
   - Discuss the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity.

Financial Statements and Notes

Note 2. Acquisition of Alltel by Two Private Investment Firms and Related Financing
Transactions, page F-50

3. We note your statement that you will recognize the value of vested rollover stock options
    in your financial statements when they are exercised. Explain to us in more detail your
    accounting treatment for these options at the date of the Merger and in subsequent
    periods and your basis in the accounting literature. Tell us whether there are future
    vesting requirements for these options.

Note 18. Agreement to Lease Cell Site Towers, page F-85

4. We note your disclosures that "[a]s of the closing date of the Merger and Financing
    Transactions, Alltel eliminated the remaining deferral rental income of $292.1 million
    and the corresponding amount of deferred leasing costs of $12.8 million …, because
    Alltel had no legal performance obligations associated with these deferred balances."
    Explain to us your application of EITF 01-3 and the basis behind your conclusion that
    you have no legal performance obligations in your continuing lease arrangements with
    American Tower.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested information. Detailed letters greatly facilitate our review. Please submit
your letter on EDGAR. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement
from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director